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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9
                                (AMENDMENT NO. 2)
                   SOLICITATION/RECOMMENDATION STATEMENT UNDER
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

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                                 EXEGENICS INC.
                            (NAME OF SUBJECT COMPANY)

                                 EXEGENICS INC.
                        (NAME OF PERSON FILING STATEMENT)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
         SERIES A CONVERTIBLE PREFERRED STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                              301610 (COMMON STOCK)
                   (CUSIP NOT APPLICABLE FOR PREFERRED STOCK)
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

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                             RONALD L. GOODE, PH.D.
                                 EXEGENICS INC.
                                2110 RESEARCH ROW
                               DALLAS, TEXAS 75235
                                 (214) 358-2000
 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICE AND
            COMMUNICATIONS ON BEHALF OF THE PERSON FILING STATEMENT)

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                                    COPY TO:

                             JOEL I. PAPERNIK, ESQ.
               MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.
                                666 THIRD AVENUE
                                   24TH FLOOR
                            NEW YORK, NEW YORK 10017
                                 (212) 935-3000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.



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         This Amendment No. 2 amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission on June 12, 2003 (the "Schedule 14D-9"), by eXegenics Inc., a Delaware corporation ("eXegenics"), relating to the tender offer made by EI Acquisition Inc., (the "Purchaser"), a Delaware corporation and wholly-owned subsidiary of Foundation Growth Investments LLC, a Delaware limited liability company and a private investment fund, as set forth in a Tender Offer Statement filed by the Purchaser on Schedule TO, dated May 29, 2003 (as subsequently amended, the "Schedule TO"), for all of the outstanding common stock, par value $0.01 per share, of eXegenics, and Series A Convertible preferred stock, par value $0.01 per share of eXegenics (together, the "Shares"), at a price of $0.40 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Schedule TO. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 14D-9.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         Item 3 of the Schedule 14D-9 is hereby amended to add the following:

         On June 25, 2003, eXegenics issued a press release announcing its reaction to the Purchaser's filing of preliminary proxy materials to solicit consents, and filed such press release under cover of Schedule 14A. The press release also announced that the eXegenics Board of Directors set a record date of July 3, 2003 in connection with the Purchaser's consent solicitation. On the same day, eXegenics filed its response to the Purchaser's proxy materials to solicit consents.

ITEM 8. ADDITIONAL INFORMATION.

         Item 8 of the Schedule 14D-9 is hereby amended to add the following:

         The information set forth in Exhibits 7 and 8 filed herewith is incorporated herein by reference.

ITEM 9. EXHIBITS.

         Item 9 of the Schedule 14D-9 is hereby amended by adding the following thereto:

EXHIBIT NO.

Exhibit 7. Press Release issued by eXegenics on June 25, 2003 Responding to the Purchaser's Filing of Preliminary Proxy Materials to Solicit Consents (incorporated by reference from the Registrant's Schedule 14A filed with the Securities and Exchange Commission on June 25, 2003).

Exhibit 8. Registrant's Preliminary Proxy Statement (incorporated by reference from the Registrant's Schedule 14A filed with the Securities and Exchange Commission on June 25, 2003).



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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      EXEGENICS INC.


                                      By:       /s/ RONALD L. GOODE
                                         --------------------------------------
                                                    RONALD L. GOODE
                                         CHAIRMAN, CHIEF EXECUTIVE OFFICER AND
                                                       PRESIDENT


Dated: June 25, 2003